



05036326

So 2/22/05

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SECURI ....GE COMMISSION
washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 26184

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 1, 2004___ AND ENDING ___December 31, 2004___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ascher Decision Services, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 S. Lake Avenue, Suite 630

(No. and Street)

Pasadena	California	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Ascher   (626) 683-0000

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation

(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 0 2 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Stephen Ascher_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Ascher Decision Services, Inc._____, as of _____December 31_____, ____2004____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

State of _C A L I F O R N I A_____

County of _L o s   A n g e l e s_____

Subscribed and sworn (or affirmed) to before

me this _18_ day of _J A N U A R Y 2005_

BY STEPHEN Y. ASCHER PROVED TO ME ON THE BASIS OF SATISFACTORY EVIDENCE TO BE THE PERSON WHO APPEARED BEFORE ME.

Notary Public

NOTARY PUBLIC

_____ Signature

_____ Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

<u>Independent Auditor's Report</u>

Board of Directors
Ascher Decision Services, Inc.

I have audited the accompanying statement of financial condition of Ascher Decision Services, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascher Decision Services, Inc. as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 7, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ∘ FAX (818) 886-1924
BreardCPA@aol.com

Ascher Decision Services, Inc
Statements of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$	34,443
Property and equipment, net of $30,533 accumulated depreciation		5,963
Deposits		1,905
Deferred income taxes		8,613
Total assets	$	**50,924**

Liabilities & Stockholders' Equity

Liabilities

Accounts payable	$	3,462
Income taxes payable		3,081
Total liabilities		6,543

Stockholders' equity

Preferred stock, no stated value, 210 shares authorized and issued, 35 shares outstanding	35,000
Liquidation preference - $1,000	
Common stock, $1.00 par value, 1,000,000 authorized, 6,666 shares issued and outstanding	6,666
Additional paid-in capital	67,334
Accumulated deficit	(64,619)
Total stockholders' equity	44,381
Total liabilities & stockholders' equity	$ 50,924

The accompanying notes are an integral part of these financial statements.

Ascher Decision Services, Inc
Statement of Operations
For the Year Ended December 31, 2004

Revenues

Services fees	$	60,918
Other income		100
Total revenue		61,018

Expenses

Communications	4,742
Occupancy and equipment rental	14,942
Interest	19
Taxes, licenses and fees, other than income taxes	156
Other operating expenses	44,532
Total expenses	64,391
Income (loss) before income tax provision	(3,373)
Income tax provision (benefits)	(405)
Net income (loss)	$ (2,968)

Ascher Decision Services, Inc
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, at December 31, 2003	$ 45,000	$ 6,666	$ 67,334	$ (61,651)	$ 57,349
Redemption of preferred stock	(10,000)	–	–	–	(10,000)
Net income (loss)	–	–	–	(2,968)	(2,968)
Balance, at December 31, 2004	$ 35,000	$ 6,666	$ 67,334	$ (64,619)	$ 44,381

The accompanying notes are an integral part of these financial statements.


Ascher Decision Services, Inc
Statement of Cash Flows
For the Year Ended December 31, 2004


Cash flow from operating activities

Net income (loss)		$ (2,968)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 2,980	
(Increase) decrease in:		
Deferred income taxes	(1,205)	
(Decrease) increase in:		
Income taxes payable	(1)	
Accounts payable	(709)	
Total adjustments		1,065
Net cash and cash equivalents provided by (used in) operating activities		(1,903)

Cash flows from investing activities

Purchase of computer and equipment	(2,500)	
Net cash and cash equivalents provided by (used in) investing activities		(2,500)

Cash flows from financing activities

Redemption of preferred stock	(10,000)	
Net cash and cash equivalents provided by (used in) financing activities		(10,000)
Net increase (decrease) in cash and cash equivalents		(14,403)
Cash and cash equivalents at the beginning of the year		48,846
Cash and cash equivalents at the end of the year		$ 34,443

Supplemental disclosure of cash flow information

Cash paid during the period ended December 31, 2004		
Income taxes	$	801
Interest	$	19


The accompanying notes are an integral part of these financial statements.

-4-


Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Ascher Decision Services, Inc (the "Company") was incorporated in the state of California on March 5, 1981 and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") in the business of securities brokerage and investment counseling. The Company is 70% owned by Stephen Y. Ascher, 20% owned by Quantum Leap Institute, 5% by the Shade Family Trust, and 5% owned by Catherine Ascher. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

The Company earns advisory fees for its involvement in occasional investment banking deals.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes cashier checks on hand as cash equivalents.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>
(Continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: <u>PROPERTY AND EQUIPMENT, NET</u>

The furniture, and equipment are recorded at cost.

		Depreciable Life Years
Computer equipment	$ 31,428	5
Furniture & equipment	5,068	7
	36,496	
Less accumulated depreciation	(30,533)	
Net furniture and equipment	$ 5,963	

Depreciation expense for the year ended December 31, 2004 was $2,980.

Note 3: <u>RELATED PARTY TRANSACTIONS</u>

During the year ended December 31, 2004, the Company leased office space which it shared with another entity, whereby one of the officers of the Company is also an officer in the other entity. The Company is reimbursed by the entity rent and other related expenses on a monthly basis. In addition, the Company provides accounting and administrative services to the other entity. During the year ended December 31, 2004, the Company received $56,778 from the other entity, included in service fees income and $9,580 in expense reimbursements, included in other operating expenses.

The Company paid to one of its officers $18,090 for consulting services, included in other operating expenses.

Note 4: INCOME TAXES

The income tax provision consists of the following:

Current federal income taxes	$ –
Current state income taxes	800
Current income tax provision	800
Federal deferred tax expense (benefit)	(1,015)
State deferred tax expense (benefit)	(190)
Deferred income tax expenses (benefits)	(1,205)
Total income tax expenses (benefits)	$ (405)

The income tax benefits are composed of deferred taxes, net of the state franchise tax. Deferred taxes arise primarily from the carryforward of Net-Operating-Losses ("NOL's"). The Company has available at December 31, 2004, certain Federal and State NOL's, which can be carried forward to offset future taxable income. The Federal NOL's expire in 20 years and the state NOL's expire in three (3) to ten (10) years. Deferred taxes are also the result of timing differences arising from different methods of depreciation used for income tax accounting and accounting principles generally accepted in the United States of America.

Note 5: REDEEMABLE PREFERRED STOCK

The Company may redeem all of the preferred shares, at a price equal to the sum of the following:
(i) $1,000 for each preferred share, plus
(ii)   an amount equal to all dividends declared but unpaid, plus
(iii)   the issuance of common shares in an amount such that, after the issuance of such common shares, the holders of the preferred shares will then hold 5% of the Company's issued and outstanding common shares.

In the event of liquidation of the Company, the holders of the preferred shares shall be entitled to receive a preferential distribution from the assets of the Company in an amount equal to $1,000 per preferred share.

In conjunction with the purchase of 65 shares of the Company's preferred stock in 2003 and in anticipation of the ultimate redemption of the entire outstanding preferred shares, the preferred shareholders have agreed to delay the issuance of the common stock as required as described in item (iii) in the above paragraph until such outstanding shares have been fully redeemed.

For the year ended December 31, 2004, the Company redeemed 10 shares of the outstanding preferred stock with $10,000 cash.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB) issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" (FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), "*Share-Based Payment*" ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 7: <u>COMPUTATION OF NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $27,900 which was $22,900 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($6,543) to net capital was 0.23 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 8: <u>RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS</u>

There is a $58 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 27,842
Adjustments:		
Accumulated deficit	$ (19,584)	
Non-allowable assets	19,565	
Haircuts on money market	77	
Total adjustments		58
Net capital per audited statements		$ 27,900

Ascher Decision Services, Inc
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital

Preferred stock	$ 35,000	
Common stock	6,666	
Additional paid-in capital	67,334	
Accumulated deficits	(64,619)	
Total stockholders' equity		$ 44,381
Less: Non-allowable assets		
Property and equipment, net	(5,963)	
Deposits	(1,905)	
Deferred income taxes	(8,613)	
Total non-allowable assets		(16,481)
Net capital		27,900

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 436	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 22,900

Percentage of aggregate indebtedness to net capital	0.23:1

There was a difference of $58 in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2004. See note 8.

See independent auditor's report

A computation of reserve requirement is not applicable to Ascher Decision Services, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Ascher Decision Services, Inc
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to Ascher Decision Services, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Ascher Decision Services, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004



KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Ascher Decision Services, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Ascher Decision Services, Inc. for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by Ascher Decision Services, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ∘ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 7, 2005